UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2008 (as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 thereto, the “Statement”) by Wavecom S.A. (the “Company”), a French société anonyme. The Statement relates to the tender offer made by Gemalto S.A. (the “Purchaser”), a French société anonyme and a subsidiary of Gemalto N.V. (together with its subsidiaries, “Gemalto”), disclosed in a Tender Offer Statement on Schedule TO originally filed on October 28, 2008 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, including Shares issued upon the conversion of the OCEANEs, or the exercise of warrants, founder’s share warrants or stock options of the Company at a price of 7.00 euros per Share, that are held by holders who are located in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 7.00 euros per Share, and (iii) OCEANEs held by holders who are located in the United States at a price of 31.30 euros plus unpaid accrued interest per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and in the related U.S. Letter of Transmittal (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”).

Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 is hereby amended and supplemented by adding the following thereto:

On December 2, 2008, the Company and Sierra Wireless Inc. (“Sierra Wireless”) announced that they have reached a Memorandum of Understanding (“MOU”) providing for a business combination. Pursuant to and subject to the terms of the MOU, Sierra Wireless will make a cash offer of €8.50 per ordinary Share of the Company, and €31.93 per OCEANE, amounting to an aggregate purchase price of approximately €218 million, or approximately USD $275 million. The Board of Directors of the Company has unanimously determined that the proposed acquisition of the Company by Sierra Wireless is in the best interest of the Company, its employees, and, subject to consideration of a fairness opinion, its shareholders. In addition, the founders of the Company, Michel Alard and Aram Hékimian, have committed to tender all of their Shares to Sierra Wireless, representing approximately 21.1% of the outstanding Shares, in support of the transaction. Pursuant to the terms of the MOU, Wavecom has agreed to support the transaction and has also agreed to limited non-solicitation and right to match provisions. The MOU also provides for payment to Sierra Wireless of a break-up fee of €3.27 million in the event that (i) the Company’s Board of Directors withdraws or modifies its Board recommendation of December 1, 2008 or its recommendation following receipt of the fairness opinion or does not issue a Board recommendation; (ii) the Company recommends a tender offer or a takeover proposal from a third party and/or enters into an agreement with respect to a takeover proposal; or (iii) Sierra Wireless’ French offer is withdrawn pursuant to article 232-11 of the AMF General Regulation; or (iv) the AMF announces the successful result of a competing offer for the Company’s securities made by a third party or that another takeover proposal is consummated in breach of the MoU.

The transaction is expected to be implemented by way of concurrent but separate tender offers in France and the United States for all Shares, all ADS representing the Company’s ordinary Shares, and all OCEANEs issued by the Company. The U.S. offer is expected to be open to all U.S. holders of Shares and U.S. holders of OCEANEs as well as holders of ADSs, wherever the holder is located. The French offer is expected to be open to all other holders of Shares and OCEANEs. The offer price will be €8.50 per ordinary Share, the U.S. dollar equivalent of €8.50 per ADS (converted into U.S. dollars as of the date of the settlement of the tender offers), and €31.93 per OCEANE plus accrued but unpaid interest on the OCEANEs, in each case in cash. A draft French offer document containing further details regarding the French offer has been submitted to the AMF. In accordance with French law, once the AMF has granted its clearance, Sierra Wireless may begin accepting tenders. At such time, Sierra Wireless also intends to file its Schedule TO-T commencing the offer in the United States. The French and U.S. offers will be subject to there having been validly tendered and not withdrawn, at the date of expiration of the later of the two offers, at least 50% plus one voting right of Wavecom’s voting rights existing at that date.

The joint press release issued by the Company and Sierra Wireless on December 2, 2008 entitled “Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal” is attached to this Statement as Exhibit 99(a)(25) and is hereby incorporated by reference in its entirety.

Item 8.	Additional information.

Item 8 is hereby amended and supplemented by adding the following thereto:

(e) Adjournment of the combined ordinary and extraordinary general shareholders’ meeting

In view of the pending transaction with Sierra Wireless, and pursuant to the MOU, the Company has agreed to adjourn the combined ordinary and extraordinary general shareholders’ meeting, which had been called on November 21, 2008 and which was to be held on December 8, 2008, until the earliest of (i) the date, if any, when the Sierra Wireless offer is held not compliant by the AMF, (ii) the filing of a competing offer by any third party declared compliant (conforme) by the AMF, (iii) the withdrawal of the Sierra Wireless offers, and (iv) 30 days following the publication of settlement and delivery of the Sierra Wireless offer (règlement-livraison). On December 2, 2008, the Company issued a press release, attached hereto as Exhibit 99(a)(27) and incorporated herein by reference in its entirety, informing shareholders of the adjournment of the meeting. A formal adjournment notice is expected to appear in the Bulletin des annonces légales obligatoires (the “BALO”), the French publication for official legal announcements, on December 5, 2008, in accordance with French law and will be made available on the Company’s website (www.wavecom.com) thereafter.

On December 2, 2008, Sierra Wireless and Wavecom made the investor presentation entitled “Sierra Wireless and Wavecom Creating a Global Leader in Wireless Data” attached to this Statement as Exhibit 99(a)(26) and incorporated herein by reference in its entirety, to certain analysts and investors.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
99(a)(25)	Joint press release issued by the Company and Sierra Wireless on December 2, 2008 entitled “Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal”
99(a)(26)	Investor Presentation, dated December 2, 2008, entitled “Sierra Wireless and Wavecom Creating a Global Leader in Wireless Data”
99(a)(27)	Press release issued by the Company on December 2, 2008 entitled “Notice to Wavecom Shareholders: Adjournment of the December 8, 2008 Combined Shareholders’ Meeting”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2008

Wavecom S.A.

BY:	/S/ RONALD D. BLACK
NAME:	RONALD D. BLACK

TITLE:	Chief Executive Officer